07026131

ICAP

9 August 2007

ICAP plc

2 Broadgate
London EC2M 7UR

Tel: +44 (0) 20 7000 5000
Fax: +44 (0) 20 7000 5975

www.icap.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SEC MAIL PROCESSING RECEIVED WASH. D.C. 100

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

Encs:

dlw 8/22

RNS Number:4905Y
ICAP PLC
15 June 2007

ICAP plc

Annual Report and Accounts for the year ended 31 March
2007 & Notice of Annual General Meeting

Copies of the above documents have been submitted to the UK Listing Author
and will be available for inspection at the UK Listing Authority's Documen
Viewing Facility, which is situated at:

Financial Services Authority
25 North Colonnade
Canary Wharf
London
E14 5HS

15 June 2007

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

ACSILFLDREIELID

RNS Number:9094Y
ICAP PLC
22 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGINGMANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification requ by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relat of the issuer should complete boxes 1 to 16, 23 and 24
(2) An issuer making a notification in respect of a derivative relati should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and24.
(3) An issuer making a notification in respect of options granted to managerial responsibilities should complete boxes 1 to 3 and 17 t
(4) An issuer making a notification in respect of a financial instrum the issuer (other than a debenture) should complete boxes 1 to 4, 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ICAP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (a extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/diretcor

Matthew Lester

4. State whether notification relates to a person connected wih a person discharging managerial responsibilities/director named in 3 and identify t connected person

....

5. Indicate whether the notification is in respect of a holding of the per referred to in 3 or 4 above or in respect of a non-beneficial interest

Matthew Lester

6. Description of shares (including class), debentures or deriatives or financial instruments relating to shares

....

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

....

....

8 State the nature of the transaction

....

....

9. Number of shares, debentures or financial instruments relating to share acquired

....

10. Percentage of issued class acquired (treasury shares of that class sho not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shar disposed

....

12. Percentage of issued class disposed (treasury shares of that class sho not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

....

14. Date and place of transaction

....

15. Total holding following notification and total percentage holding foll notification (any treasury shares should not be taken into accont when calculating percentage)

....

16. Date issuer informed of transaction

....

If a person discharging managerial responsibilities has been granted optio the issuer complete the following boxes

17 Date of grant

22 June 2007

18. Period during which or date on which it can be exercised

1 August 2010 - 31 January 2011

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and nuber)

2,255 ordinary shares of 10p each

21. Exercise price (if fixed at time of grant) or indication that price is fixed at the time of exercise

£4.19

22. Total number of shares or debentures over which options held following notification

439,119

23. Any additional information

....

24. Name of contact and telephone number for queries

Mike Sheard 020 7050 7103

Name and signature of duly authorised officer of issuer responsible for ma
notification

Deborah Abrehart, Company Secretary

Date of notification

22 June 2007

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSILFIDRAIFFID

RNS Number:1552Z
ICAP PLC
27 June 2007

ICAP plc ('the Company')

Treasury Shares

The Company announces that on 26 June 2007 it transferred to participants
2006 Sharesave Scheme 708 ordinary shares at 8.88. These shares were prev
held as treasury shares.

Following the above transactions, the Company holds 1,849,452 ordinary sha
Treasury, and has 646,991,213 ordinary shares in issue (excluding Treasury
shares).

27 June 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

TRSOKOKBABKDOAB

RNS Number:5386Z
ICAP PLC
03 July 2007

ICAP plc ('the Company')

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the C
advises the market that as at 3 July 2007 its capital now consists of
648,840,665 ordinary shares with voting rights.

The Company holds 1,849,452 ordinary shares in Treasury. The decrease res
from the transfer of shares to meet the exercise of options under the Comp
employee share option schemes.

Therefore the total number of voting rights in the Company is 646,991,213.

The above figure of 646,991,213 may be used by shareholders as the denomin
for the calculations by which they will determine if they are required to
their interest in, or a change in their interest in, ICAP plc under the FS
Disclosure and Transparency Rules.

3 July 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRDGGGNGFMGNZM

RNS Number:6515Z
ICAP PLC
04 July 2007

ICAP plc ('the Company')

Treasury Shares

The Company announces that on 3 July 2007 it transferred to participants i
2006 Sharesave Scheme 708 ordinary shares at £3.88. These shares were prev
held as treasury shares.

Following the above transactions, the Company holds 1,848,744 ordinary sha
Treasury, and has 646,991,921 ordinary shares in issue (excluding Treasury
shares).

4 July 2007

END

TRSOKQKBBBKDNOK

RNS Number:6750Z
ICAP PLC
04 July 2007

ICAP plc

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS UP TO AND INCLUDING 3 July 200

In accordance with the requirements of Prospectus Rule 5.2, ICAP plc (the Company') announces that the following information has been published or m available to the public during the 12 months ended 3 July 2007.

The following UK regulatory announcements have been made via aRegulatory Information Service.

Date	Brief Description of Announcement
03/07/2007	Total Voting Rights
27/06/2007	Treasury Stock
22/06/2007	Director/PDMR Shareholding
15/06/2007	Annual Report and Accounts
08/06/2007	Block Listing Application
06/06/2007	Treasury Stock
01/06/2007	Total Voting Rights
31/05/2007	Treasury Stock
29/05/2007	Holding(s) in Company
25/05/2006	Director/PDMR Shareholding
25/05/2007	Dividend record date
24/05/2007	Director/PDMR Shareholding
23/05/2007	Final Results
18/05/2007	Holding(s) in Company
16/05/2007	Treasury Stock
10/05/2007	Treasury Stock
02/05/2007	Acquisition
01/05/2007	Total Voting Rights
26/04/2007	Treasury Stock
18/04/2007	Treasury Stock
16/04/2007	Holding(s) in Company
05/04/2007	Treasury Stock
02/04/2007	Total Voting Rights
29/03/2007	Treasury Stock
29/03/2007	Trading Statement
23/03/2007	EGM Statement
20/03/2007	Holding(s) in Company
20/03/2007	Treasury Shares
07/03/2007	Circular re. Notice of EGM
07/03/2007	Blocklisting Interim Review
07/03/2007	Blocklisting Interim Review
07/03/2007	Blocklisting Interim Review
01/03/2007	Total Voting Rights
27/02/2007	Re Joint Venture
01/02/2007	Total Voting Rights
18/01/2007	Total Voting Rights
16/01/2007	Blocklisting Interim Review

16/01/2007	Blocklisting Interim Review
16/01/2007	Blocklisting Interim Review
18/12/2006	Total Voting Rights
05/12/2006	Transaction in Own Shares
29/11/2006	Director/PDMR Shareholding
21/11/2006	Interim Results
28/09/2006	Trading Statement
25/09/2006	Statement re. Press Comment
20/09/2006	Directorate Change
15/09/2006	Director/PDMR Shareholding
11/09/2006	Director/PDMR Shareholding
24/08/2006	Director/PDMR Shareholding
23/08/2006	Holding(s) in Company
18/08/2006	Holding(s) in Company
26/07/2006	Joint Venture
19/07/2006	Trading Statement
17/07/2006	Directorate Change
07/07/2006	Holding(s) in Company
06/07/2006	Holding(s) in Company
27/06/2006	Annual Information Update
23/06/2006	Director/PDMR Shareholding
22/06/2006	Director/PDMR Shareholding
21/06/2006	Director/PDMR Shareholding
20/06/2006	Office of Fair Trading - Merger Update
19/06/2006	Director/PDMR Shareholding
19/06/2006	Holding(s) in Company
16/06/2006	Director/PDMR Shareholding

Details of all regulatory announcements can be found in full on the Compan market news page on the London Stock Exchange website at www.londonstockexchange.com. Any related documents are available at the U Document Viewing Facility, Financial Services Authority, 25 The North Colo London, E14 5HS or can be downloaded from the Company's website at www.ica

The Company has filed the following documents with the Registrar of Compan England and Wales on or around the date indicated.

Date	Form	Description
08/06/2007	169A(2)	Return transferring treasury shares
08/06/2007	169A(2)	Return transferring treasury shares
01/06/2007	169A(2)	Return transferring treasury shares
16/05/2007	169A(2)	Return transferring treasury shares
16/05/2007	169A(2)	Return transferring treasury shares
16/05/2007	88(2)R	Return of Allotments
24/04/2007	169A(2)	Return transferring treasury shares
30/03/2007	169A(2)	Return transferring treasury shares
20/03/2007	88(2)R	Return of Allotments
11/03/2007	88(2)R	Return of Allotments
19/02/2007	88(2)R	Return of Allotments
18/02/2007	88(2)R	Return of Allotments
18/02/2007	88(2)R	Return of Allotments
18/02/2007	88(2)R	Return of Allotments
18/02/2007	88(2)R	Return of Allotments
18/02/2007	88(2)R	Return of Allotments
25/01/2007	88(2)R	Return of Allotments
20/01/2007	88(2)R	Return of Allotments

12/01/2007	169(1B)	Return by a public company purchasing its holding in treasury
11/01/2007	88(2)R	Return of Allotments
20/12/2006	88(2)R	Return of Allotments
20/12/2006	88(2)R	Return of Allotments
20/12/2006	88(2)R	Return of Allotments
18/12/2006	88(2)R	Return of Allotments
29/12/2006	AA	Interim Accounts made up to 3Ø09/2006
17/02/2006	88(2)R	Return of Allotments
22/11/2006	88(2)R	Return of Allotments
20/11/2006	88(2)R	Return of Allotments
10/11/2006	88(2)R	Return of Allotments
03/11/2006	88(2)R	Return of Allotments
31/10/2006	88(2)R	Return of Allotments
26/10/2006	88(2)R	Return of Allotments
26/10/2006	88(2)R	Return of Allotments
25/10/2006	88(2)R	Return of Allotments
23/10/2006	88(2)R	Return of Allotments
17/10/2006	88(2)R	Return of Allotments
12/10/2006	88(2)R	Return of Allotments
10/10/2006	288(A)	Director Appointment - Matthew Lester
28/09/2006	88(2)R	Return of Allotments
28/09/2006	88(2)R	Return of Allotments
28/09/2006	88(2)R	Return of Allotments
22/09/2006	88(2)R	Return of Allotments
22/09/2006	88(2)R	Return of Allotments
13/09/2006	88(2)R	Return of Allotments
31/08/2006	SA	Shares Agreement -Re Purchase of EBS Gro
31/08/2006	88(2)R	Return of Allotments
22/08/2006	363a	Annual Return
16/08/2006	AA	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 3
14/08/2006	123	Notice of Increase of Nominal Capital re
11/08/2006	288(b)	Director Resigned - David Gelber
11/08/2006	88(2)R	Return of Allotments
11/08/2006	88(2)R	Return of Allotments
08/08/2006	88(2)R	Return of Allotments
07/08/2006	RES09	AUTH ALLOT OF SECURITY 19/07/0; 60773194
31/07/2006	RES04	Increase share capital to £90,000,000- 2
14/07/2006	88(2)R	Return of Allotments
27/06/2006	88(2)R	Return of Allotments
26/06/2006	288(B)	Director Resigned - James Pettigrew
20/06/2006	88(2)R	Return of Allotments
16/06/2006	88(2)R	Return of Allotments

Copies of the these documents can be found on the Companies House Direct w at www.direct.companieshouse.gov.uk or by contacting Companies House, Crow Cardiff, CF14 3UZ.

The following documents have been despatched by the Company to holders of securities during the year:

Date	Document
22/12/2006	Interim Report 2006
07/03/2007	Shareholder Circular including Notice of EGM held on 23/03
15/06/2007	Notice of 2007 Annual General Meeting

The Company's Annual Report for the year ending 31 March 2007 together wit
Notice of Annual General Meeting 2007 and the Interim Report 2006 are avai
on the Company's website at www.icap.com.

In accordance with Article 27 (3) of the Prospectus Directive Regulation,
acknowledged that whilst the information referred to above was up to date
time of publication, such disclosures may, at any time, become out of date
to changing circumstances.

Deborah Abrehart

Group Company Secretary

END

AIUSSIFMLSWSESW

RNS Number:0605A
ICAP PLC
11 July 2007

ICAP plc ('the Company')

Treasury Shares

The Company announces that on 10 July 2007 it transferred to participants 2006 Sharesave Scheme 644 ordinary shares at £3.88. These shares were prev held as treasury shares.

Following the above transactions, the Company holds 1,848,100 ordinary sha Treasury, and has 646,992,565 ordinary shares in issue (excluding Treasury shares).

11 July 2007

END

TRSOKDKKBBKDBOD

RNS Number:4065A
ICAP PLC
17 July 2007

ICAP plc ('the Company')

Treasury Shares

The Company announces that on 16 July 2007 it transferred to a participant its 1998 Unapproved Share Options Plan 30,000 ordinary shares a £1.885. T shares were previously held as treasury shares.

Following the above transactions, the Company holds 1,818,100 ordinary sha Treasury, and has 647,022,565 ordinary shares in issue (excluding Treasury shares).

17 July 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
TRSOKOKQABKDCOD

RNS Number:4195A
ICAP PLC
18 July 2007

ICAP plc Interim Management Statement

London - 18 July 2007. ICAP plc (IAP.L), the world's premier interdealer b is making this Interim Management Statement in accordance withthe new EU Transparency Directive and FSA requirements. This statement relates to the month period from 1 April 2007 to 30 June 2007 and will be delivered to th attending ICAP's Annual General Meeting today.

Performance during the period

ICAP's markets display strong, long-term structural growth with underlying annual growth rate of industry revenues, in the medium term, estimated to between 7% and 9% per annum. This underlying rate embraces perods when volatility and volumes in the wholesale financial markets can be very high also quieter periods when these markets are more subdued. The first quarte began with lower than average levels of volatility and ended with very hig levels. As a result ICAP's underlying revenue*, as expected, is ahead of l year.

Commenting on the first quarter and outlook, Michael Spencer, Goup Chief Executive of ICAP, said 'Our positive outlook for the business remains pos ICAP continues to perform well and has made another successful start to th year. Over the quarter as a whole volatility in interest rates,foreign exchange, energy and credit markets ensured that both electronic and voice broking volumes increased, boosting ICAP's revenues. Activity in the emerg markets, where ICAP enjoys a very strong position, continues to grow much rapidly than other markets. The energy markets too have enjoyed a busy per and the new acquisition in ship broking and freight derivatives, ICAP Hyde performing strongly.'

Highlights

* The combination of increased electronic activity with the dlivery of incremental EBS synergies has driven very strong profit growth in our electronic business.

* The very active conditions in global financial markets in June led to significant increase in volumes (single count) on ICAP's electronic br platforms.

    o Average daily electronic broking volumes in June were USD $842 bi the highest level ever and an increase of 32 percent over the sam month in the previous year. Daily electronic broking volume excee $1 trillion ($1,000 billion) twice during June.
    o U.S Treasury products saw particularly strong trading with an ave daily volume of $168 billion in June.
    o Electronic broking volumes on ICAP's BrokerTec platform in the Eu repo market reached a record level of Euro261 billion a day at th May.
    o Increased activity in the global FX markets also pushed average d volumes on ICAP's spot foreign exchange platform EBS to $167 bill during the month. The comparative period of the previous financia was also particularly active for EBS

* ICAP has further expanded its suite of electronically tradd currency pairs on the EBS platform with the introduction of sterlinǵyen and Australian dollar/New Zealand dollar trading. ICAP currently offers tr in 26 currencies and precious metals across 34 currency pairs on the E platform.

* Voice broking volumes also rose significantly in June on tḙ back of the market volatility. Notably, ICAP's average daily voice broking vol in the global interest rate swap market in June increased by 82% compa with June the previous year. Voice and electronic broking activity in single name credit default swap (CDS) and index products also increase its highest level since March 2007.

Capital position

The Group began the year with a net cash position of £9.5 million and is highly cash generative business that has produced consistently high profit cash conversion.

ICAP's strategy is to grow, both organically and by selective acquisition. are an increasing number of expansion opportunities for the Group, both la and small, as the world's financial markets grow and the current levels of financial innovation continue. ICAP is well placed to make further acquisi and fund the development of the Group using both its existing financial resources and if necessary by raising additional debt financing. As a resu a waiver from its consolidated regulatory capital requirements ICAP is abl make acquisitions using debt without affecting its regulatory capital head

In the medium term, if ICAP does not require its financial resources to co the expansion of the business, then it will identify the best ethod of returning excess cash to shareholders.

* Underlying revenue excludes the impact of foreign exchange, acquisitions disposals and discontinued businesses. For the year ended 31 March 2007, I effective dollar/sterling exchange rate was $1.89. Assuming current exchan rates prevail ($2.04) the effective exchange rate for the year ended 31 Ma 2008 would be $2.03.

Contacts:

Michael Spencer	Group Chief Executive	+ 44 (0) 20 705
Mike Sheard	Director of Corporate Affairs	+ 44 (0) 20 705
Neil Bennett	Maitland	+ 44 (0) 20 737

About ICAP:

ICAP is the world's largest interdealer broker with a daily average transa volume in excess of $1.5 trillion, more than 50% of which is electronic. T Group is active in the wholesale markets in interest rates, credit, energy foreign exchange and equity derivatives. ICAP plc was added to the FTSE 10 Index on 30 June 2006. For more information go to www.icap.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

IMSBIGDRSGBGGRR

RNS Number:4631A
ICAP PLC
18 July 2007

ICAP plc

Annual General Meeting resolutions

All the proposed business of the Annual General Meeting held on 18 July 20
duly carried with the requisite majority.

Copies of all Annual General Meeting resolutions other than in relation to
ordinary business have been submitted to the UK Listing Authority, and wil
shortly be available for inspection at the UK Listing Authority's Document
Viewing Facility, which is situated at:

Financial Services Authority
25 North Colonnade
Canary Wharf
London
E14 5HS

18 July 2007

END

AGMUWAORBRRBAAR

RNS Number:4827A
ICAP PLC
18 July 2007

ICAP plc non executive director, Duncan Goldie-Morrison, resigns

London - 18 July 2007. ICAP plc (IAP.L), the world's premier interdealer b announces that one of its non executive directors, Duncan Goldie-Morrison, resigned from its board today. He has been appointed as Chief Executive Of of Calyon Americas, a customer of ICAP, where he will take up his position late summer.

Contacts:

Mike Sheard	Director of Corporate Affairs	(44) 20 705

About ICAP:

ICAP is the world's largest interdealer broker with a daily average transa volume in excess of $1.5 trillion, more than 50% of which is electronic. T Group is active in the wholesale markets in interest rates, credit, energy foreign exchange and equity derivatives. ICAP plc was added to the FTSE 10 Index on 30 June 2006. For more information go to www.icap.com.

END

BOABLGDRLDBGGRI

RNS Number:1175B
ICAP PLC
30 July 2007

ICAP plc ('the Company')

Treasury Shares

The Company announces that on 24 July 2007 it transferred to participants
2001 Unapproved Company Share Option Plan 41,600 ordinary share at £2.70.
shares were previously held as treasury shares.

Following the above transactions, the Company holds 1,776,500 ordinary sha
Treasury, and has 647,064,165 ordinary shares in issue (excluding Treasury
shares).

30 July 2007

END

TRSOKKKKPBKDKON

RNS Number:1182B
ICAP PLC
30 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to w voting rights are attached: ICAP PLC

2. Reason for the notification (please place an X inside the appropriate b /s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in th acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights: ( )

Other (please specify) : (....)

3. Full name of person(s) subject to the notification obligatio:

NEWTON INVESTMENT MANAGEMENT LIMITED

4. Full name of shareholder(s) (if different from 3.) :

NEWTON INVESTMENT MANAGEMENT LIMITED

5. Date of the transaction (and date on which the threshold iscrossed or reached if different):

6. Date on which issuer notified:

30/07/07

7. Threshold(s) that is/are crossed or reached:

Increase from 7.86% to 8.01%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Tr	
	Number of shares	Numbe

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rig	
	Direct	Direct	Indirec

ORDINARY 50,867,248 7.86% 51,848,

ISIN

GB0033872168

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of v that may be instrument converted.

Total (A+B)

Number of voting rights	% of voting rights
51,848,619	8.01%

9. Chain of controlled undertakings through which the voting rights and/or financial instruments are effectively held, if applicable :

NEWTON INVESTMENT MANAGEMENT HOLDS THESE SHARES AS A DISCRETIONARY INVESTM MANAGER.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Additional information:

14. Contact name:

DEBORAH ABREHART
GROUP COMPANY SECRETARY
ICAP PLC

15. Contact telephone number:

020 7000 5000

END

HOLEASXEDELXEFE

RNS Number:2969B
ICAP PLC
01 August 2007

ICAP plc ('the Company')

Voting rights and capital

In conformity with the FSA's Disclosure and Transparency Rule 5.6.1, the C advises the market that as at 1 August 2007 its capital now conists of 648,840,665 ordinary shares with voting rights.

The Company holds 1,776,500 ordinary shares in Treasury. The decrease res from the transfer of shares to meet the exercise of options under the Comp employee share option schemes.

Therefore the total number of voting rights in the Company is 647,064,165.

The above figure of 647,064,165 may be used by shareholders as the denomin for the calculations by which they will determine if they are required to their interest in, or a change in their interest in, ICAP plc under the FS Disclosure and Transparency Rules.

1 August 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRDGGGRLMLGNZG

RNS Number:3471B
ICAP PLC
01 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to w voting rights are attached: ICAP PLC

2. Reason for the notification (please place an X inside the appropriate b /s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in th acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights: ( )

Other (please specify) : (....)

3. Full name of person(s) subject to the notification obligatio:

SCHRODERS PLC

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold iscrossed or reached if different):

24 JULY 2007

6. Date on which issuer notified:

1 AUGUST 2007

7. Threshold(s) that is/are crossed or reached:

OVER 5% (INITIAL THRESHOLD)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Tr	
	Number of shares	Numbe
GB0033872168	31,568,363	31,56

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rig

	Direct	Direct	Indirec
ORDINARY ISIN GB0033872168	N/A	N/A	32,418,

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of v that may be instrument converted.

Total (A+B)

Number of voting rights	% of voting rights
32,418,363	5.010%

9. Chain of controlled undertakings through which the voting rights and/or financial instruments are effectively held, if applicable :

Schroder Investment Management Limited	31,077,099
Schroder Investment Management North America Limited	1,000,000
Schroder & Co Limited	167,353
Schroder (CI) Limited	124.331
Schroder & Co Bank AG	49,580

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Additional information:

14. Contact name:

DEBORAH ABREHART

GROUP COMPANY SECRETARY

ICAP PLC

15. Contact telephone number:

020 7000 5000

END

HOLEALPFELPXEFE

END